SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of: May 2014	Commission File Number: 001-32562

STANTEC INC.
(Name of Registrant)

10160 – 112 Street
Edmonton, Alberta
Canada T5K 2L6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F _____   Form 40-F__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: May 7, 2014	By:	/s/ Daniel J. Lefaivre
Name: Daniel J. Lefaivre, FCMA
Title: Senior Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Stantec signs letter of intent to acquire USKH Inc.